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18001375

SEC MAIL PROCESSING
Received

FEB 26 2018

WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TransWestern Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 S. Madison Street, Suite 210
(No. and Street)

Denver	Colorado	80209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kendrik de Koning (303) 864-1213
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry Street, # 1050	Glendale	Colorado	80246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Kendrik de Koning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transwestern Capital Markets, LLC, as of Feb 21, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

David Hyung Song
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20174032244
MY COMMISSION EXPIRES 08/01/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC
(SEC File No. 8-68124)

Report of Independent Registered Public Accounting Firm
On Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2017
Including Report of Independent Registered Accounting Firm on Exemption Report

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

TABLE OF CONTENTS

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
de Koning Capital Markets, LLC
dba TransWestern Capital Markets, LLC
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC (a limited liability company) as of December 31, 2017, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's management. Our responsibility is to express an opinion on de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's financial statements. The supplementary information contained in Schedules I and II is the responsibility of de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's management. Our audit procedures included determining whether the supplementary information contained in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information contained in Schedules I and II. In forming our opinion on the supplementary information contained in Schedules I and II, we evaluated whether the supplementary information contained in Schedules I and II, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harding + Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
We have served as de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's auditor since 2010.
Denver, Colorado
February 19, 2018

DE KONING CAPTIAL MARKETS LLC

DBA: TRANSWESTERN CAPITAL MARKETS LLC

Statement of Financial Condition

As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
1stBank - Checking	86,769.77
1stBank - Savings	150,049.32
Investment - TWSGX	425,933.33
Total Checking/Savings	662,752.42
Other Current Assets	
FINRA Daily Account	935.00
Acc'd Income - Commissions, Net	3,778.48
PrePaid Expenses	2,376.27
Total Other Current Assets	7,089.75
Total Current Assets	669,842.17
TOTAL ASSETS	669,842.17
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	1,910.61
Total Accounts Payable	1,910.61
Total Current Liabilities	1,910.61
Total Liabilities	1,910.61
Equity	
Members Equity	
Redeemed Investments	-582,217.93
Member Investments	
Capital - K de K	-99,515.54
Capital - DC	-31,723.18
Total Member Investments	-131,238.72
Total Members Equity	-713,456.65
Retained Earnings	1,382,373.52
Net Income	-985.31
Total Equity	667,931.56
TOTAL LIABILITIES & EQUITY	669,842.17

Please see attached notes to the financial reports.

DE KONING CAPTIAL MARKETS LLC

DBA: TRANSWESTERN CAPITAL MARKETS LLC

Statement of Operations

January through December 2017

	Jan - Dec 17
Ordinary Income/Expense	
Income	
Commission Income	19,641.72
Total Income	19,641.72
Gross Profit	19,641.72
Expense	
Advertising and Promotion	325.70
Bank Service Charges	144.00
Business License & Fees	10.00
FINRA/NASD Etc Fees	4,043.64
Fixed Income Clearing Exp	2,044.09
Insurance	
Fidelity Bond Coverage	518.52
Total Insurance	518.52
Joint Marketing Fees	-395.51
Office Supplies & Expense	1.50
Parking & Mileage	3.25
Printing and Reproduction	104.41
Professional Fees	
Accounting Fees	9,195.00
Wessinger Trust Response Costs	2,437.50
Total Professional Fees	11,632.50
Payroll Taxes	
DOPT	48.00
Total Payroll Taxes	48.00
Travel & Entertainment	
Meals	1,327.03
Travel	709.64
Travel & Entertainment - Other	29.64
Total Travel & Entertainment	2,066.31
Shared Expenses	5,750.86
Total Expense	26,297.27
Net Ordinary Income	-6,655.55
Other Income/Expense	
Other Income	
Gain (Loss) on Mutual Fund	-3,050.81
Dividend Reinvestment Income	8,671.73
Interest Income	49.32
Total Other Income	5,670.24
Net Other Income	5,670.24
Net Income	-985.31

Please see attached notes to the financial reports.

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2017

Members' equity at January 1, 2017	$	817,948
Net income		(985)
Member distributions		(149,032)
Members' equity at December 31, 2017	$	667,932

Please see attached notes to the financial reports.

DE KONING CAPITAL MARKETS LLC
DBA: TRANSWESTERN CAPITAL MARKETS LLC
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-985.31
Adjustments to reconcile Net Income	
to net cash provided by operations:	
FINRA Daily Account	-80.00
Acc'd Income - Commissions, Net	52,435.50
PrePaid Expenses	-454.15
Accounts Payable	-18,543.01
Net cash provided by Operating Activities	32,373.03
FINANCING ACTIVITIES	
Members Equity:Redeemed Investments	-63,446.25
Members Equity:Member Investments:Capital - K de	-146,796.00
Members Equity:Member Investments:Capital - JLW	61,955.85
Members Equity:Member Investments:Capital - DC	-745.20
Net cash provided by Financing Activities	-149,031.60
Net cash increase for period	-116,658.57
Cash at beginning of period	779,410.99
Cash at end of period	662,752.42

Please see attached notes to the financial reports.

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2017

A. Summary of Significant Accounting Policies

Organization

de Koning Capital Markets, LLC d/b/a TransWestern Capital Markets, LLC (the Company) is a Colorado limited liability company formed to provide institutional investors with securities execution and transactional advisory services. The Company's business is national in nature.

The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

Cash and Cash Equivalents

The Company considers cash on hand and investments with original maturities of three months or less to be cash equivalents.

Commissions Receivable

Commissions receivable are stated at cost less an allowance for doubtful accounts. The commissions are receivable from the Company's clearing firm on a monthly basis, reflecting the prior month's commission production. Management has determined that no allowance for doubtful accounts is deemed necessary at December 31, 2017. The Company's policy is not to accrue interest on commissions' receivable. If ever applicable, accounts will be written off as uncollectible at the time management determines that collection is unlikely.

A. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the members' in their individual returns.

The Company records a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on December 31, 2017 revealed no uncertain tax positions that would have a material impact on the financial statements.

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2017.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. Transactions with Related Entities

The Company shares office space with a related entity. The Company pays a proportionate share based on revenue of the personal property, utilities and office space to the related entity. The management of the Company feels that this amount represents a reasonably approximate valuation of the personal property, utilities and office space provided. For the year ended December 31, 2017, the Company paid this related entity $5,751. The Company owed this related entity $1,899 at December 31, 2017.

C. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2017, the Company's net capital was $656,102 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (ii) of the Rule.

D. Subsequent Events

Management has reviewed subsequent events through the date of the auditors' report, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBERS' EQUITY	$ 667,932
DEDUCTIONS:	
Haircuts on securities	(8,519)
Nonallowable assets	(3,311)
NET CAPITAL	$ 656,102
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 1,911
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0291:1

There is no material difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

SCHEDULE I

DE KONING CAPITAL MARKETS, LLC
DBA TRANSWESTERN CAPITAL MARKETS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC stated that de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about de Koning Capital Markets, LLC dba TransWestern Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harding + Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 19, 2018

TRANSWESTERN CAPITAL MARKETS, LLC

EXEMPTION REPORT

TransWestern Capital Markets, LLC, (Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(i)

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

TransWestern Capital Markets, LLC

I, Kendrik de Koning, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Senior Managing Director

February 02, 2018